Exhibit 12
to Registration Statement
(Registration No. 333-35432)

RATIO OF EARNINGS TO FIXED CHARGES
								Pro forma for Verizon acquisition
	1995	1996	1997	1998	1999	Six months ended June 30, 2000	Six months ended June 30, 1999	Year ended Dec. 31, 2000	Six months ended June 30, 2000

Net income	114,776	129,077	255,978	228,757	239,769	107,129	114,567	198,659	90,412
Income taxes	68,292	74,565	152,363	158,701	189,503	77,252	116,538	161,090	65,477
Pretax income	183,068	203,642	408,341	387,458	429,272	184,381	231,105	359,749	155,889
Adjustments to earnings:
Fixed charges	44,484	46,145	57,731	168,586	152,950	73,206	81,271	273,153	133,307
Capitalized interest	(746)	(1,063)	(797)	(626)	(1,990)	(1,698)	(1,339)	(1,990)	(1,698)
Preferred dividends paid to outside parties	(123)	(420)	(460)	(408)	(403)	(199)	(204)	(403)	(199)
Gross earnings from unconsolidated cellular partnerships	(20,155)	(26,952)	(27,852)	(32,869)	(29,956)	(9,430)	(16,156)	(29,956)	(9,430)
Distributed earnings from unconsolidated cellular partnerships	4,957	15,648	16,825	26,515	22,219	12,413	10,109	22,219	12,413
Gross losses from unconsolidated cellular partnerships	71	0	58	0	2,281	1,414	44	2,281	1,414
Money losses from majority-owned subsidiaries	(321)	(239)	(1,437)	(37)	(10)	(69)	(6)	(10)	(69)
Earnings as adjusted	211,235	236,761	452,409	548,619	574,363	260,018	304,824	625,043	291,627

Fixed charges:
Interest expense	43,615	44,662	56,474	167,552	150,557	71,309	79,728	270,760	131,410
Interest capitalized	745	1,063	797	626	1,990	1,698	1,339	1,990	1,698
Interest portion of rental expense	-	-	-	-	-	-	-	-	-
Preferred dividends paid to outside parties	123	420	460	408	403	199	204	403	199
Total fixed charges	44,484	46,145	57,731	168,586	152,950	73,206	81,271	273,153	133,307
Ratio of earnings to fixed charges	4.75	5.13	7.84	3.25	3.76	3.55	3.75	2.29	2.19
Ratio of earnings to fixed charges and preferred stock dividends	4.74	5.10	7.80	3.25	3.75	3.54	3.74	2.29	2.19